PLYMOUTH ROCK TECHNOLOGIES SIGNS LETTER OF INTENT WITH SECURITY AND DEFENSE CONTRACTOR SDS GROUP AUSTRALIA

Plymouth, Massachusetts - June 10, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting-edge threat detection technologies, is pleased to announce that it has entered into a Letter of Intent (LOI) with SDS Group Australia Pty Ltd ("SDS"), a leading provider of best of breed products and equipment to the Australian security and defense industries.

PRT and SDS have signed an LOI to work together to position PRT's Unmanned Aircraft Systems (UAS) for procurement-focused evaluations following initial consultation with members of the Australian Government. The focus of the partnership is primarily centered around the need for the early detection and identification of remote wildfires. Fire departments have typically used consumer drones that can only deliver imagery in a small area with the pilot in close proximity. To date there has not been a commercial UAS that can combine large area surveillance, deliver stable flight operations in extreme thermal or damp conditions. The X1 delivers these capabilities. Along with its flight characteristics, the combined sensor capabilities of the X1 delivers heightened situational awareness and comprehensive actionable intelligence of a wildfire to fire and rescue crews from an elevated position. The X1's thermal spectrum capabilities can distinguish between mass area fire, hotspots, as well as people or wildlife that may have become trapped by the blaze.

This initial effort will contribute to defining strategy for the development of business across law enforcement and the Australian Intelligence Community (AIC) for PRT's UAS platforms.  As part of the partnership process, SDS has now registered with the Australian Civil Aviation Safety Authority (CASA).

"Having worked with the engineers and founders of PRT over the past several years on other initiatives, we knew that their venture into aviation related technologies would be to develop systems that are both state-of-the-art and mission focused," stated Craig Seckerson, Managing Director of SDS. "The X1 and upcoming XV platform are unparalleled in their overall capabilities and have clearly been built around this mission. Last year was infamously named the Black Summer here in Australia - the sad reality is that bushfires will return this year, however we believe by giving local fire crews and central government a real-time operational overview of the situation and placement of assets, timely interventions and relevant resources can be applied much quicker here on in," concluded Seckerson.

"We're extremely proud that PRT UAS technologies are being tasked for their designed role as a heavy-duty, state-of-the-art asset for operational intelligence. Using artificial intelligence and cutting-edge avionic tech to potentially save both life and billions of dollars in loss is truly worthwhile," stated Dana Wheeler, CEO of PRT. "The X1 specifications and capabilities are focused on delivering critical operational capabilities unseen on small UAS anywhere in the world. Our sensor and payload capabilities put the X1 on the forefront of safe, reliable aerial capability that is far beyond that of typical commercial drones. This step forward with SDS is a significant move in our commercialization phase, The X1 being a multi-mission capable sensory powerhouse will greatly aid fire and rescue services in their upcoming missions," concluded Wheeler.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com

About SDS Group Australia

SDS Group Australia is driven to offer the best of breed products into the Australian security and defence industry, all SDS equipment is required to perform in critical situations often in the most harsh and inhospitable environments.

SDS Group Australia strives to work with manufacturers at the pinnacle of our industry to offer both new innovative technology and products with a proven deployment history. One of SDS's key features is to listen and understand the end user requirements and find the ideal equipment best suited to meet or exceed client expectation, there really is no requirement too big or too small.

https://www.sdsgroupaustralia.com.au/

About the Australian Civil Aviation Safety Authority

The Civil Aviation Safety Authority is a government body that regulates Australian aviation safety. We license pilots, register aircraft, oversee and promote safety.

We were established as an independent statutory authority in July 1995 and work together with the Department of Infrastructure, Transport, Regional Development and Communications and Air services Australia to achieve our vision of safe skies for all.

www.casa.gov.au

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler

President and CEO

+1-603-300-7933

info@plyrotech.com

Investor Information:

Tasso Baras

+1-778-477-6990

Forward Looking Statements

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